

December 20, 2010

Mr. Bradley W. Evans, Chief Executive Officer
Chugach Electric Association, Inc.
5601 Electron Drive
Anchorage, AK 99518

> **Re:** **Chugach Electric Association, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 5, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed May 14, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 9, 2010**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2010**
> **Filed November 12, 2010**
> **File No. 033-42125**

Dear Mr. Evans

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Financial Statements

Note (1) Description of Business and Significant Accounting Policies

(c) Regulation

1. We note your adherence to FASB ASC 980 as it relates to recognition of regulatory assets as allowed by regulators for costs that are reflected in current rates and considered probable of being included in future rates. Please supplementally explain to us the

mechanism by which the RCA establishes your rates. Please specifically show us how such rates are based on your specific costs including the extent to which your Times Interest Earned Ratio impacts your rates as determined on a cost of service with a test period basis. Please be detailed in your explanation. We may have further comment.

Item 9A – Controls and Procedures

2. We note you state that your disclosure controls and procedures were effective in timely alerting your Chief Executive Officer and Chief Financial Officer to material information required to be included in your periodic reports to the SEC. Please confirm to us, if true, and in future filings please clarify, that your officers concluded that your disclosure controls are also effective to ensure that information required to be disclosed in reports that you file or submit under the Exchange Act is recorded processed, summarized and reported within the time periods specified in our rules and forms and that such information is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. Please note that you are not required to provide a definition of disclosure controls and procedures, however, if you provide any part of the definition, then the entire definition in Rules 13a-15(e) or 15d-15(e) must be provided.

3. We note you state that there have been no significant changes in your internal controls or in other factors known to management that could significantly affect your internal controls subsequent to your most recent evaluation. Please confirm to us, if true, that there were no changes in internal controls that occurred <u>during</u> the last fiscal quarter that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting. In future filings, please disclose any change in internal control that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to affect, your internal control over financial reporting.

Forms 10-Q for Fiscal Quarters Ended March 31, 2010, June 30, 2010 and September 30, 2010

4. We note you also provided only a partial definition of disclosure controls and procedures in your Forms 10-Q. Please confirm to us, if true, and future filings, please revise to clarify, that your officers concluded that your disclosure controls are also effective to ensure that information required to be disclosed in reports that you file or submit under the Exchange Act is recorded processed, summarized and reported within the time periods specified in our rules and forms and that such information is accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rules 13a-15(e) or 15d-15(e).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or me at (202) 551-3849 if you have any questions.

Sincerely,

James A. Allegretto
Senior Assistant Chief Accountant